June 25, 2020

To:	Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs/Mesdames:

Re:	Red Pine Petroleum Ltd. (the "Corporation")
Notice of Change of Auditor Pursuant to National Instrument 51-102 ("NI 51-102") -
Continuous Disclosure Obligations

We have reviewed the information contained in the Corporation's Notice of Change of Auditor dated June 22, 2020 ("National Instrument 51-102"), delivered to us pursuant to section 4.11 of NI 51-102 and we agree with the statements concerning Clearhouse LLP contained in such Notice. This confirmation is based on our knowledge and information as at the date of this letter.

Yours very truly,

Chartered Professional Accountants

Licensed Public Accountants